Exhibit 99.1

Lithium Argentina to Establish Corporate Domicile in Switzerland

November 29, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (“Lithium Argentina” or the “Company”) (TSX: LAAC) (NYSE: LAAC) today announced its intention to establish corporate domicile in Switzerland under the new name, Lithium Argentina AG. The move, which requires shareholder, stock exchange and court approval, is expected to occur in early 2025.

Lithium Argentina has performed an extensive review of its businesses and corporate structure. Switzerland, was determined to be the best jurisdiction from a strategic, commercial and legal perspective. The move is expected to provide expanded financing flexibility and support the Company s current business and long-term growth plans through access to various markets, proximity to European customers and an attractive framework for existing shareholders and future investment.

The redomiciling of the Company is proposed to be effected by way of plan of arrangement whereby the Company will be continued from the Province of British Columbia, Canada into the jurisdiction of the Canton of Zug, Switzerland. The operational headquarters of the Lithium Argentina group of companies will become Buenos Aires, Argentina.

Lithium Argentina does not anticipate any material change to its operations or financial results as a result of the change of domicile. As part of the new corporate domicile, the Company plans to change its name to Lithium Argentina AG and continue the listing of its common shares on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the new symbol ”LAR”, which will continue to provide shareholders with the convenience of owning North American listed stock and avoids any disruption related to changing the listing to other capital markets. By continuing to trade on North American markets, the Company will continue to be subject to the public company reporting requirements under Canadian and U.S. securities laws.

The Company’s partner in the Caucharí-Olaroz project, GFL International Co. Ltd. (“Ganfeng”), has entered into a three year standstill agreement with Lithium Argentina pursuant to which Ganfeng has agreed that it will not, directly or indirectly, acquire or facilitate the acquisition of a controlling interest in the Company (subject to customary exceptions).

The continuation is subject to administrative approvals and the Company is planning to call and hold a special meeting of shareholders on January 17, 2025 to approve the continuation and ancillary matters. A management information circular along with other meeting materials containing detailed information with respect to the continuation transaction will be made available to shareholders and filed on SEDAR+ and EDGAR in December.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE.

For further information contact:
Investor Relations
Telephone: +1 778-653-8092
Email: Kelly.obrien@lithium-argentina.com
Website: www.lithium-argentina.com

News Release:
Lithium Argentina to establish corporate domicile in Switzerland

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to matters such as the intention to establish corporate domicile in Switzerland, the anticipated benefits of the redomicile, the approval of the redomicile, the holding of a special meeting of shareholders, trading of our shares on the TSX and the NYSE, impacts on operations and financial results, impacts on day-to-day operations and the continued conduct of our business.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: uncertainties with respect to obtaining all applicable shareholder, court and regulatory approvals or satisfying other requirements necessity or desirability of permitting or facilitating the completion of the transaction; the continued listing on the TSX and NYSE, being subject to satisfying all conditions prescribed by the exchanges; there being no guarantee that the redomiciling will procure the anticipated benefits nor that the expected impacts will materialize as expected; potential adverse tax consequences resulting from the transaction; discretion of the Company to implement the redomicile or not; risks associated with the Company being governed under a different corporate legal regime post continuation; change in the rights of shareholders as a result of the continuation; unforeseen events that could prevent, delay in or increase in cost of completing the continuation; uncertainties inherent to feasibility studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company’s financial condition; the inability of the Company to secure sufficient additional financing to develop the Company’s mineral projects; and all the other risk factors identified herein and in the Company’s latest annual information form and in other continuous disclosure filings available on SEDAR+ and EDGAR. All forward-looking statements included in this press release are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this press release and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

This press release does not constitute a solicitation of any proxy nor the offering of any securities of the Company.

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News Release:
Lithium Argentina to establish corporate domicile in Switzerland